				Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest	$16,610	$13,555	$19,329	$21,497	$20,982
Interest applicable to rentals	644	426	527	407	444

Total fixed charges, as defined	17,254	13,981	19,856	21,904	21,426

Preferred dividends, as defined (a)	1,545	1,172	2,501	1,745	1,602

Combined fixed charges and preferred dividends, as defined	$18,799	$15,153	$22,357	$23,649	$23,028

Earnings as defined:

Net Income (loss)	$28,072	$1,250	$5,344	$24,582	$34,947
Add:
Provision for income taxes:
Total	16,868	1,790	5,051	13,506	23,052
Fixed charges as above	17,254	13,981	19,856	21,904	21,426

Total earnings, as defined	$62,194	$17,021	$30,251	$59,992	$79,425

Ratio of earnings to fixed charges, as defined (b)	3.60	1.22	1.52	2.74	3.71

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.31	1.12	1.35	2.54	3.45

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.